Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 001-36381

The following is the transcript of an interview of Tom Pike, chief executive officer of Quintiles Transnational Holdings, Inc., by Jim Cramer on CNBC’s Mad Money on May 6, 2016:

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency

Quintiles

Quintiles Transnational Holdings CEO: Behind The Deal - Mad Money

actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles
ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

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Quintiles Transnational Holdings CEO: Behind The Deal - Mad Money

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Quintiles Transnational Holdings CEO: Behind The Deal - Mad Money

Cramer:	Jim Cramer
Pike:	Tom Pike

[MUSIC]

Cramer:	You want a clear sign that this market has gotten healthier? How about the fact that mergers are happening again? Take what happened Tuesday morning when Quintiles Transnational Holdings, the world’s largest contract research organization—helps drug companies manage their clinical trials—reported a good quarter and then announced that it was combining with competitor IMS Health in a $9 billion all-stock merger of equals.

Quintiles

Quintiles Transnational Holdings CEO: Behind The Deal - Mad Money

Now, Quintiles and IMS are in different businesses, but they complement each other. Quintiles is the company pharma and biotech firms go to when they want to outsource their clinical trials, in order to save money and ensure that they get quality research. IMS, on the other hand, is a provider of information and technology services that help healthcare companies measure and improve their performance across a variety of areas, from treating diseases to controlling costs.

The combined company, which will be called by the name Quintiles IMS Holdings, should be able to use IMS Health’s tech savvy to improve the design and execution of Quintiles clinical trials. From a financial perspective, Quintiles says the deal should add 100 to 200 basis points of incremental revenue growth, while creating $100 million in cost savings over the next three years. Plus, they expect the merger to be added to the combined company’s earnings per share by some time next year. There’s just two problems.

First, many of the analysts who follow the stock hated this move. Since the news broke on Tuesday, Quintiles has been hit with four downgrades. Stock’s been slammed. Second, the man we know as Quintiles, Tom Pike, won’t be the CEO of the combined company. He’s taking the vice chairman spot, while the CEO of IMS takes the reins of the new entity. So why does management believe that this is the right move? Let’s take a closer look with Mr. Pike, the CEO of Quintiles Transnational Holdings, learn more about the transnational—the transformational merger, and his role in it.

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Quintiles Transnational Holdings CEO: Behind The Deal - Mad Money

Mr. Pike, welcome back to Mad Money.

Pike:	Hi, Jim.

Cramer:	Good to see you, Tom.

Pike:	Great to see you. Thank you for having me.

Cramer:	Now, just going to start right from the beginning. You know that you’ve been a huge win the whole time. We had you on when it first came public. It’s just been nothing but net. So you know that when we saw that you’re not going to run the combined company, we were disappointed.

Pike:	Well, thank you for saying that. You know, these are difficult decisions for boards to make, but what I’m excited about is what we can do together. You know, we are the leading company in terms of helping pharmaceutical firms get great medicines to patients, and this is going to help us do it faster and more effectively. So we’re really excited about what we’re doing for patients.

Cramer:	Well, then why do you think, for instance, Citi [ph], which has been a big supporter—we always looked at the research—“We are downgrading Quintiles to neutral from buy,” new price chart, merger of equals announced yesterday morning. And then it says that, “While the acquisition may drive synergies in the intermediate to long term, we see limited short time up—short-term upside, with greater near-term integration risk.”

Pike:	Yeah, I guess we just don’t see it that way, Jim. You know, it’s fascinating with the opportunity here. If you think about the clinical trial process—and we are the best that there is at this.

Cramer:	Yeah, we said that repeatedly.

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Quintiles Transnational Holdings CEO: Behind The Deal - Mad Money

Pike:	It is still a relatively manual process. And what we have with the opportunity with the great information services provider, you know they’re really the big data company, the original big data company, IMS Health. What we can do is understand much more effectively how to bring timelines forward associated with recruiting patients, finding the right patients faster, finding the right doctors faster to do the investigations for patients. Basically, together, we can bring medicines to market faster, and that’ll be great for our customers.

Cramer:	That’s what I thought, too, as soon as I saw the headline, but then I read through your quarterly release and you did have a book to bill, showing the book of 0.9, which is the lowest you’ve had in 2010. So some people told me, “Well, Jim, they’re selling because they don’t have the growth they used to have.”

Pike:	That’s just not right. Essentially right now, what we did say in the quarter also, is that we have the largest pipeline in product development that we’ve ever had. And, in addition, we had the strongest April since we went public. When you’re in a business like ours, it’s not a business of little widgets; sometimes there are multi-hundred-million-dollar clinical trials and you just can’t always get those to get closed exactly on time.

And so we had a couple of those slip into April, and, in fact, all the awards that have taken place in April we’ve closed. And so in that sense we feel very good about where we are.

Cramer:	Right on time. There was an amazing study that you alluded to, a Tufts [ph] study, which showed how expensive it is and how long—maybe you can tell our viewers because I felt that, as soon as I saw this combination, maybe that could cut down on the time and expense.

Quintiles

Quintiles Transnational Holdings CEO: Behind The Deal - Mad Money

Pike:	Well, that’s right. If you look at what’s happening with clinical research—and, again, we’re at a time right now where we have unprecedented medicine, so we need to get to patients as quickly as possible. But right now we’re exceeding by as much as 100% the plan timelines because it’s becoming more and more difficult as there’s a crowded market for products and less clinical investigators, it’s becoming more and more difficult to meet those timelines.

And so with this combination, with the enormous data that IMS Health has, with the tool they have, the tools that we have, putting them together, it gives us an opportunity to really bring those timelines forward. And a couple of months of bringing those forward for a drug company could be $10 million, $50 million. And, frankly, there’s very little integration risk. Because they’re the leader in information services and we’re the leader as a CRO, what we’re really doing is just informating that process of running a clinical project and there’s very little integration risk.

Cramer:	Wait, I can tell you, I was somewhat concerned about IMS because I spent a lot of time studying Watson, the IBM computer, because they tell me that they are the company that can do big data analysis faster than anyone, and they are targeting the healthcare industry, seemingly targeting IMS. Is that going to be a powerful competitor to you guys?

Pike:	Well, I will say they definitely can play chess better than we can. But, that being said, I think we really are the leaders when it comes to big data for healthcare.

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Quintiles Transnational Holdings CEO: Behind The Deal - Mad Money

We have a company that’s been in the business over 60 years. We’ve been in the business 34 years. We have over 1,100 medical docs, 1,050 Ph.D.’s focused on life sciences. They have the biggest lake of data that there is. And putting those together is going to create great outcomes for our customers.

One thing I might add is all week long, the CEO of IMS Health, Ari Bousbib, and me—and I have been getting responses from customers. And the responses have been great. They get it. This is really strategic. This is what we need to do. This is what we’ve been trying to do.

Cramer:	Right.

Pike:	We’ve even had a couple of customers that we don’t work with very much today who are very large pharma firms say, “Come in. We want to meet with you soon, talk to you about what you’re doing here.” So, to be honest, I—you know, it might be—we probably shouldn’t surprise the analysts, but I don’t know quite how you do this otherwise. But we’ve got a great deal here.

Cramer:	All right. Well, we’ll miss you as vice chairman. I know you won’t be speaking for the combined entity, but you did a great job for all our—all the people who watch the show. That’s Tom Pike. He’s the CEO of Quintiles Transnational Holdings, in a transformational merger that I liked, but I’m not an analyst covering the stock.

Mad Money is back after the break. Thank you.

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